UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AKOUOS, INC.

(Name of Subject Company)

AKOUOS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

00973J 101

(CUSIP Number of Class of Securities)

Emmanuel Simons, Ph.D., M.B.A.

President and Chief Executive Officer

Akouos, Inc.

645 Summer Street

Suite 200

Boston, Massachusetts 02210

(857) 410-1818

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rosemary G. Reilly, Esq. Joseph Conahan, Esq. Andrew Bonnes, Esq. Molly Fox, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000	Karoline K. Shair, Ph.D., J.D. Chief Legal Officer Akouos, Inc. 645 Summer Street Suite 200 Boston, Massachusetts 02210 (857) 410-1818

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Akouos, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2022 (as it may be further amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Kearny Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), in exchange for (i) $12.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 31, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Parent and Purchaser with the SEC on October 31, 2022. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by deleting the second paragraph of the subsection entitled “(d) Regulatory Approvals.” and replacing it with the following paragraph:

“Parent and the Company filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on October 25, 2022 initiating a 30-day waiting period. The 30-day waiting period under the HSR Act expired on November 25, 2022 at 11:59 p.m., Eastern Time. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the remaining Offer Conditions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2022	Akouos, Inc.

	By:	/s/ Emmanuel Simons
Name: Emmanuel Simons
Title: President and Chief Executive Officer